Exhibit 8.1

	Place of incorporation	Percentage
Name	(or establishment)/operation	of ownership

State Harvest	British Virgin Islands	100% owned by Origin

Origin Biotechnology	Haidian District, Beijing, PRC	100% owned by State Harvest

Beijing Origin	Haidian District, Beijing, PRC	98.96% controlled by State Harvest

Xinjiang Origin	Jinbo City, Xinjiang Province, PRC	51% owned by Beijing Origin

Henan Aoyu	Zhengzhou City, Henan Province, PRC	51% owned by State Harvest

Anhui Aoyu	Hefei, Anhui Province, PRC	50% owned by State Harvest

Hubei Aoyu	Wuhan, Hubei Province, PRC	51% owned by State Harvest

Xuzhou Aoyu	Xuzhou, Jiangsu Province, PRC	51% owned by State Harvest

Shandong Aoruixinong	Qingdao, Shandong Province, PRC	51% owned by State Harvest